Monmouth Real Estate Investment Corporation

Juniper Business Plaza, Suite 3-C, 3499 Route 9 North,

Freehold, New Jersey 07728

(732) 577-9996

September 29, 2006

VIA EDGAR AND FACSIMILE

Ms. Karen J. Garnett

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Facsimile: 202-772-9210

Re:	Monmouth Real Estate Investment Corporation Registration Statement on Form S-3 File No. 333-136896

Dear Ms. Garnett:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Monmouth Real Estate Investment Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) so that it will be declared effective at 4:30 p.m. EDT on October 3, 2006, or as soon as possible thereafter.

In addition, at the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company acknowledges the following:

▪              should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪              the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our counsel, Kirstin Pace Salzman, will call you to confirm the effectives of the Registration Statement on the requested date.

Very truly yours, MONMOUTH REAL ESTATE INVESTMENT CORPORATION By: /s/ Cynthia J. Morgenstern Name: Cynthia J. Morgenstern Title: Executive Vice President